Room 4561

November 5, 2007

Robert A. Kleist
Chief Executive Officer
Printronix Inc.
14600 Myford Road
Irvine, CA 92606

> **Re:** **Printronix, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2007**
> **File No. 0-9321**

Dear Mr. Kleist:

We have reviewed your October 26, 2007 response to our October 24, 2007 comment letter and have the following comments.

October 26, 2007 Response Letter

1.	It appears that Mr. Kleist meets the criteria specified in Section II.D.3 of our November 14, 2000 Current Issues and Rulemaking Projects Outline for determining whether senior management may be deemed to be engaged in a going-private transaction. In light of this, please review the guidance contained in the November 14, 2000 Current Issues Outline and provide a point-by-point analysis as to why Mr. Kleist, Printronix, its senior management and Vector Capital Partners IV, L.P. ("Vector") should not be deemed Schedule 13E-3 filing persons. In your analysis, please address the circumstances of each member of senior management individually, unless you wish them to be viewed as acting as a group.

2.	On page three of your response letter, you indicate that the special committee established by your Board of Directors adopted certain guidelines and instructions for Vector and Printronix senior management. Please provide us with a complete description of these guidelines and instructions.

3.   Please provide us with the details of each discussion that occurred between Vector and any Printronix executives. Please identify the parties involved, the date of each such discussion, and at what stage in the negotiations between the company and Vector each discussion occurred. Please also include a complete description of any information exchanged by the parties.

4.   Clarify whether Vector contemplates entering into employments agreements with any members of senior management other than Mr. Buell.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

                                Sincerely,

                                Barbara C. Jacobs
                                Assistant Director

cc: Via Facsimile (949) 725-4100
        Michael H. Mulroy
        Stradling Yocca Carlson & Rauth
        Telephone: (949) 725-4000